

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
Room 1503, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000
The People's Republic of China

Re: **Secoo Holding Ltd**
     Amendment No. 1 to Draft Registration Statement on Form F-1
     Submitted May 19, 2015
     CIK No. 001633441

Dear Mr. Rixue Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 12

1. Please add a risk factor that discusses the fact that your chief executive officer has the ability to exert significant control over you in light of his share ownership. In doing so, please acknowledge the risk that his interests may differ from other shareholders and holders of ADSs.

Net Loss, page 82

2. We note your response to prior comment 21. Here or elsewhere in your results of operations discussion, please elaborate upon whether you expect to continue to offer greater product discounts and/or increase your marketing expenses. Please also clarify

whether the increase in marketing expenses is related to increased volume of advertising and brand promotion or increased prices.

Liquidity and Capital Resources, page 85

3. We note your response to comment 22 and we re-issue this comment. Please file the support letter as an exhibit to your registration statement. In this regard, we note your disclosure in the first paragraph on page 84 that "[your] cash and cash equivalents, together with the financial support from one of [y]our preferred shareholders, will be sufficient to meet [y]our anticipated working capital." Please refer to Item 601(b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates, page 88

4. We reviewed your response and the revisions to your disclosure in response to comment 25. Please provide a more robust discussion of your how your estimates and related assumptions were derived, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future with regard to your inventories. For example only, please indicate how often physical inventories are performed and the necessity of adjustments to your estimates based on those physical inventories including shrink reserves.

Related Party Transactions, page 137

5. Provide us with an analysis as to whether you are required to disclose the support agreement with your preferred shareholder under Item 7.B of Form 20-F.

Description of Share Capital, page 138

6. Please revise this section to include the minimum notice period required to convene a general meeting. In this regard, we note that you disclosed the minimum notice period in the last risk factor on page 51.

7. With a view to understanding the various rights of your holders of preferred shares, please provide a summary of such rights. For example, please describe the voting and conversion rights applicable to your preferred shares. In this regard, we note that you disclose some of these rights in the context of your Shareholders Agreement but it does not appear that you otherwise disclose the rights of those holders.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-19

(m) Revenue, page F-23

8. We reviewed your response to comment 33. You state the factors set out beginning on page F-23 apply to overseas direct sales and therefore you consider yourself as the principal in these type arrangements. Please explain how you considered each factor in ASC 605-45 as specifically related to overseas direct sales in your determination that you should present your revenue gross versus net. Your response should discuss the indicators you considered that support your conclusion and why they out way the factors that suggest you could be an agent.

(aa) Segment Reporting, page F-29

9. We reviewed your response to comment 38. We consider your watches, for example, to be a different product group from your upscale bags. Please disclose revenues by product category considering the product categories you disclose on page 108. Such disaggregated information should be disclosed unless the amount of revenues for a particular product or service is immaterial.

13. Share-based Compensation, page F-41

10. We note your response to comment 39. Please explain to us in detail how you determined there was no increase in fair value for the restricted shares immediately after the modification, compared with their fair value before the modification almost a year earlier. You disclose the estimated fair value of your ordinary shares was US$0.151 at the date of imposition of the restriction in May 2011 and we note the fair value per ordinary share at the time of the modification in March 2012 as disclosed on page F-42 was US$1.044.

11. Please advise us of the fair value of your ordinary shares estimated with regard to the options granted on March 31, 2015 disclosed on page II-1.

You may contact Donna Di Silvio, Staff Accountant, at (202) -551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP